Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 4, 2021, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2020. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has identified certain financial measures that management believes provide meaningful information in assessing
Pembina's underlying performance. Readers are cautioned that such financial measures do not have a standardized meaning
prescribed by International Financial Reporting Standards ("IFRS")
and therefore may not be comparable to similar measures
presented by other entities. Refer to the "Non-GAAP Measures"
section of this MD&A for a list and description, including
reconciliations to the most directly comparable GAAP measures, of such non-GAAP measures.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2020 and have been updated in the "Risk Factors" section of this MD&A, as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation Third Quarter 2021 1

1. ABOUT PEMBINA
Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;
•Customers choose us first for reliable and value-added services;
•Investors receive sustainable industry-leading total returns;
•Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
•Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Inter Pipeline Arrangement
On June 1, 2021, Pembina announced that it had entered into an arrangement agreement with Inter Pipeline Ltd. ("Inter Pipeline"), pursuant to which Pembina proposed to acquire all of the issued and outstanding common shares of Inter Pipeline by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Inter Pipeline Arrangement"). Pursuant to the Inter Pipeline Arrangement, holders of Inter Pipeline common shares (other than dissenting holders of Inter Pipeline common shares) would have received 0.5 of a common share of Pembina for each common share of Inter Pipeline that they owned. On July 25, 2021, the arrangement agreement was terminated and Pembina received the termination fee of $350 million ("Arrangement Termination Payment").
2 Pembina Pipeline Corporation Third Quarter 2021

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(3)	Change	% Change
Infrastructure and other services revenue	756	744	12	2
Product sales revenue	1,393	752	641	85
Total revenue	2,149	1,496	653	44
Net revenue(1)	961	849	112	13
Gross profit	682	568	114	20
Earnings	588	323	265	82
Earnings per common share – basic and diluted (dollars)	1.01	0.52	0.49	94
Cash flow from operating activities	913	434	479	110
Cash flow from operating activities per common share – basic (dollars)(1)	1.66	0.78	0.88	113
Adjusted cash flow from operating activities(1)	786	524	262	50
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.43	0.95	0.48	51
Capital investments	209	174	35	20
Adjusted EBITDA(1)	850	796	54	7
Total volumes (mboe/d)(2)	3,411	3,451	(40)	(1)
Change in Earnings ($ millions)(3)(4)(5)
Results Overview
Results in the third quarter of 2021 were positively impacted by higher gross profit in Marketing & New Ventures due to higher margins on NGL and crude oil sales, combined with higher marketed NGL volumes and higher share of profit from Aux Sable, partially offset by realized losses on commodity-related derivative financial instruments compared to realized gains in the third quarter of 2020. Facilities gross profit increased due to Prince Rupert Terminal, Empress Infrastructure and Duvernay III being placed into service, combined with unrealized gains for certain gas processing fees tied to AECO prices. Pipelines gross profit was impacted by revenues associated with higher volumes on the Peace Pipeline system, offset by a lower share of profit from Ruby, combined with the impact of a timing difference in the recognition of deferred revenue associated with the Cochin Pipeline and the impact of the lower U.S. dollar exchange rate. Other income increased due to the receipt of the Arrangement Termination Payment. General & administrative increased due to higher long-term incentive costs as a result of the change in Pembina's share price. Net finance costs increased during the third quarter of 2021 due to foreign exchanges losses compared to gains, of which the majority was recognized in the third quarter of 2020, while current tax expense increased as a result of higher current year earnings associated with the Arrangement Termination Payment.
Pembina Pipeline Corporation Third Quarter 2021 3

Changes in Results for the Three Months Ended September 30
Infrastructure and other services revenue	▲
$12 million increase, due to higher volumes in Pipelines, assets placed into service in Facilities, and increased operating expense recoveries, partially offset by a timing difference in the recognition of deferred revenue associated with the Cochin Pipeline, discussed in the "Pipelines" section.

Product sales revenue	▲	$641 million increase ($93 million increase net of cost of goods sold), largely due to higher NGL and crude oil market prices, combined with higher marketed NGL volumes.
Cost of goods sold	▼	$541 million increase, largely due to higher NGL and crude oil market prices, combined with higher marketed NGL volumes, discussed above.
Operating expenses	▼	$9 million increase, largely due to an increase in power costs, the majority of which are recoverable, as a result of the higher power pool price during the third quarter of 2021.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Share of profit from equity accounted investees	▲
$13 million increase, largely due to higher share of profit from Aux Sable as a result of higher NGL margins and a wider AECO-Chicago natural gas price differential and higher share of profit from Veresen Midstream from the Hythe Developments going into service in March 2021 and higher volumes at the Dawson Assets, partially offset by a lower contribution from Ruby.

Realized loss (gain) on commodity-related derivatives	▼
$50 million negative variance, due to higher NGL market prices during the third quarter of 2021, which also drove higher margins on NGL sales, resulting in a realized loss on NGL-based derivative instruments for the period, compared to realized gains on NGL-based derivative instruments recognized during the third quarter of 2020. Pembina utilizes derivative instruments to stabilize the results of its marketing business.

Unrealized (gain) loss on commodity-related derivatives	▲
$53 million positive variance, primarily due to the significant increase in the the AECO price during the period resulting in gains for certain gas processing fees tied to AECO prices, combined with contracts maturing in the period, partially offset by the increase in the forward prices for NGL and crude oil during the third quarter of 2021 and newly added contracts.

General & administrative	▼
$12 million increase largely due to higher long-term incentives as a result of the change in Pembina's share price, combined with an increase in optimization project costs, partially offset by a reduction in salaries and wages.

Other income	▲	$307 million increase primarily due to the $350 million Arrangement Termination Payment, partially offset by higher transformation and restructuring costs.
Net finance costs	▼
$62 million increase, primarily driven by foreign exchange losses and higher interest expense associated with tax settlements, combined with losses on non-commodity-related derivative financial instruments compared to gains in the third quarter of 2020.

Current tax expense	▼	$89 million increase, primarily due to higher current year earnings associated with the Arrangement Termination Payment, discussed above.
Deferred tax expense	●	Consistent with the prior period.
Cash flow from operating activities	▲
$479 million increase, primarily driven by the $350 million Arrangement Termination Payment, discussed above, an increase in operating results after adjusting for non-cash items, combined with a $96 million change in non-cash working capital and a $21 million decrease in taxes paid, partially offset by a $12 million increase in net interest paid.

Adjusted cash flow from operating activities(1)	▲
$262 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital and decrease in taxes paid, partially offset by the $89 million higher current tax expense and $17 million increase in accrued share based payments.

Adjusted EBITDA(1)	▲
$54 million increase, largely due to higher margins on NGL and crude oil sales, a higher contribution from Aux Sable, combined with the contributions from assets placed into service in Facilities, and higher volumes on the Peace Pipeline system, partially offset by the realized loss on commodity-related derivatives, lower contribution from Ruby due to lower contracted volumes, the impact of a timing difference in the recognition of deferred revenue associated with the Cochin Pipeline, and higher general and administrative expenses, discussed above. Included in adjusted EBITDA is $178 million (2020: $168 million) related to equity accounted investees.

Total volumes (mboe/d)(2)	▼
40 mboe/d decrease, largely driven by lower volumes on the Ruby Pipeline, combined with lower volumes at the Redwater Complex and at Alberta Ethane Gathering System ("AEGS") following third party outages, and lower volumes at the Saturn Complex due to higher deferred revenue volumes recognized in the third quarter of 2020, partially offset by higher volumes on the Peace Pipeline system due to increased upstream activities, higher volumes at Younger due to a turnaround in the third quarter of 2020, and the contributions from assets placed into service in Facilities. Volumes include 298 mboe/d (2020: 310 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy", "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
(4)    Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives includes gross profit less realized and unrealized losses on commodity related derivative financial instruments.
(5)    Other includes other expenses, impairments and corporate.
4 Pembina Pipeline Corporation Third Quarter 2021

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(3)	Change	% Change
Infrastructure and other services revenue	2,240	2,199	41	2
Product sales revenue	3,827	2,074	1,753	85
Revenue	6,067	4,273	1,794	42
Net revenue(1)	2,854	2,490	364	15
Gross profit	1,862	1,761	101	6
Earnings	1,162	900	262	29
Earnings per common share – basic (dollars)	1.92	1.42	0.50	35
Earnings per common share – diluted (dollars)	1.91	1.42	0.49	35
Cash flow from operating activities	1,953	1,486	467	31
Cash flow from operating activities per common share – basic (dollars)(1)	3.55	2.70	0.85	31
Adjusted cash flow from operating activities(1)	1,906	1,686	220	13
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.47	3.07	0.40	13
Capital investments	482	868	(386)	(44)
Adjusted EBITDA(1)	2,463	2,415	48	2
Total volumes (mboe/d)(2)	3,464	3,462	2	—
Change in Earnings ($ millions)(3)(4)(5)
Results Overview
Results for the nine months ended September 30, 2021 were positively impacted by higher gross profit in Marketing & New Ventures due to higher margins on NGL and crude oil sales, combined with higher marketed NGL volumes and higher share of profit from Aux Sable, offset by losses on commodity-related derivative financial instruments. Facilities gross profit increased due to Prince Rupert Terminal, Empress Infrastructure and Duvernay III being placed into service, combined with unrealized gains for certain gas processing fees tied to AECO prices. In Pipelines, higher volumes were offset by lower share of profit from Ruby, combined with the impact of the lower U.S. dollar exchange rate. Other income increased due to the receipt of the Arrangement Termination Payment, offset by lower income received from the Canadian Emergency Wage Subsidy and higher transformation and restructuring related costs. General & administrative increased due to higher incentive costs primarily driven by the change in Pembina's share price. Income tax expense increased significantly as a result of higher current year earnings driven by the Arrangement Termination Payment.
Pembina Pipeline Corporation Third Quarter 2021 5

Changes in Results for the Nine Months Ended September 30
Infrastructure and other services revenue	▲
$41 million increase, due to assets placed into service in Facilities and higher volumes in Pipelines, combined with higher operating expense recoveries as a result of higher power costs, partially offset by lower storage and rail terminal revenue, including fully recovered capital fees at the Edmonton South Rail Terminal and the impact of lower U.S. dollar exchange rates.

Product sales revenue	▲
$1.8 billion increase ($296 million increase net of cost of goods sold), largely due to higher NGL and crude oil market prices, resulting in higher margins, combined with higher marketed NGL volumes as Pembina monetized a portion of its previously built up storage positions.

Cost of goods sold	▼	$1.4 billion increase, largely due to higher NGL and crude oil market prices, combined with higher marketed NGL volumes.
Operating expenses	▼
$44 million increase, largely due to an increase in power costs, the majority of which are recoverable, as a result of the higher power pool price during the first nine months of 2021, combined with higher operating expenses associated with the additional assets being placed into service in Facilities.

Depreciation and amortization included in operations	▼	$22 million increase, primarily due to additional assets being placed into service during the first nine months of 2021.
Share of profit from equity accounted investees	▼
$14 million decrease, largely due to a lower contribution from Ruby, combined with the impact of lower U.S. dollar exchange rates, partially offset by higher NGL margins and a wider AECO-Chicago natural gas price differential at Aux Sable and higher share of profit from Veresen Midstream due to the contributions from the Hythe Developments going into service in March 2021 and higher volumes at the Dawson Assets.

Realized loss (gain) on commodity-related derivatives	▼
$224 million negative variance, due to higher NGL and crude oil market prices during the period, which also drove higher margins on NGL and crude sales, resulting in a realized loss on NGL and crude oil-based derivative instruments for the period, compared to realized gains recognized during the first nine months of 2020. Pembina utilizes derivative instruments to stabilize the results of its marketing business.

Unrealized gain on commodity-related derivatives	▲	$41 million positive variance, primarily due to the significant increase in the the AECO price during the period resulting in gains for certain gas processing fees tied to AECO prices.
General & administrative	▼
$58 million increase largely due to higher incentive costs primarily driven by the change in Pembina's share price, combined with an increase in optimization project costs, partially offset by a reduction in salaries and wages.

Other income	▲
$275 million increase primarily due to the $350 million ($250 million net of tax and associated expenses) Arrangement Termination Payment, partially offset by lower income associated with Canadian Emergency Wage Subsidy and higher transformation and restructuring costs.

Net finance costs	▲
$18 million decrease, primarily driven by foreign exchange gains in the period compared to foreign exchange losses in the first nine months of 2020 as a result of hedge accounting adopted in the second quarter of 2020, partially offset by higher interest expense associated with higher average debt levels.

Current tax expense	▼	$60 million increase, primarily due to higher current year earnings associated with the Arrangement Termination Payment, discussed above.
Deferred tax expense	▲	$21 million decrease, largely due to the release of final U.S. tax regulations in 2020, combined with the recovery on the impairment expense.
Cash flow from operating activities	▲
$467 million increase, primarily driven by the $350 million Arrangement Termination Payment received in the third quarter of 2021, discussed above, an increase in operating results after adjusting for non-cash items, combined with a $98 million change in non-cash working capital and a $25 million decrease in taxes paid, partially offset by a $36 million increase in net interest paid and a $17 million decrease in distributions from equity accounted investees.

Adjusted cash flow from operating activities(1)	▲
$220 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital and decrease in taxes paid, partially offset by the $62 million higher accrued share-based payments and $60 million higher current tax expense.

Adjusted EBITDA(1)	▲
$48 million increase, primarily due to higher margins on NGL and crude oil sales, combined with new assets placed into service in Facilities, higher volumes on the Peace Pipeline system, and a higher contribution from Aux Sable, partially offset by the realized loss on commodity-related derivatives, lower contribution from Ruby due to lower contracted volumes, higher general and administrative expenses and the impact of the lower U.S. dollar exchange rate. Included in adjusted EBITDA is $536 million (2020: $509 million) related to equity accounted investees.

Total volumes (mboe/d)(2)	●
Consistent with the prior period. Higher volumes in Pipelines due to increased upstream activities, combined with higher revenue volumes from assets placed into service in Facilities and higher seasonal volumes on the Alliance Pipeline, were largely offset by lower volumes at AEGS due to third-party outages in August 2021, combined with lower contracted volumes on the Ruby Pipeline. Volumes include 318 mboe/d (2020: 312 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy", "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
(4)    Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives includes gross profit less realized and unrealized losses on commodity related derivative financial instruments.
(5)    Other includes other expenses, impairments and corporate.

6 Pembina Pipeline Corporation Third Quarter 2021

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The division includes pipeline transportation capacity of approximately 3.1 mmboe/d(1) and above ground storage capacity of approximately 11 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply product from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.1 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina-operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, associated pipeline and rail terminalling facilities, and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to further enhance existing markets and create new markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale.
(1)Net capacity; excludes projects under development.
(2)Net capacity. Includes Aux Sable capacity. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.
Pembina Pipeline Corporation Third Quarter 2021 7

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2021			2020			2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(4)	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(4)	Adjusted EBITDA(2)
Pipelines	2,563	347	503	2,580	381	541	2,592	1,047	1,554	2,588	1,159	1,631
Facilities	848	233	273	871	182	251	872	628	812	874	523	757
Marketing & New Ventures(3)	—	100	109	—	5	34	—	185	237	—	77	118
Corporate	—	2	(35)	—	—	(30)	—	2	(140)	—	2	(91)
Total	3,411	682	850	3,451	568	796	3,464	1,862	2,463	3,462	1,761	2,415
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
8 Pembina Pipeline Corporation Third Quarter 2021

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Conventional revenue(1)	360	323	37	11
Transmission revenue(1)	97	120	(23)	(19)
Oil Sands revenue(1)	109	114	(5)	(4)
Pipelines revenue(1)	566	557	9	2
Operating expenses(1)	140	129	11	9
Share of profit from equity accounted investees	21	56	(35)	(63)
Depreciation and amortization included in operations	100	103	(3)	(3)
Gross profit	347	381	(34)	(9)
Adjusted EBITDA(2)	503	541	(38)	(7)
Volumes (mboe/d)(3)	2,563	2,580	(17)	(1)
Distributions from equity accounted investees	47	84	(37)	(44)

Change in Results
Conventional revenue(1)	▲	Increase largely due to higher volumes on the Peace Pipeline system as higher NGL and crude market prices have resulted in increased upstream activities, combined with higher recoverable costs.
Transmission revenue(1)	▼
Decrease largely due to a timing difference in the recognition of deferred revenue associated with the Cochin Pipeline, third party outages impacting AEGS, combined with lower volumes on the Vantage Pipeline as end users sourced their supply from the Redwater Complex and the lower U.S. dollar exchange rate.

Oil Sands revenue(1)	▼	Decrease largely due to lower revenue from storage and rail terminals.
Operating expenses(1)	▼	Increase largely due to a $14 million increase in power costs, of which $10 million was recovered in revenue, as a result of the higher power pool price during the third quarter of 2021.
Share of profit from equity accounted investees	▼	Decrease largely due to lower contribution from Ruby as the owners agreed to defer distributions for the third quarter of 2021, combined with the impact of lower U.S. dollar exchange rates.
Distributions from equity accounted investees	▼
$46 million (2020: $53 million) from Alliance and no distributions (2020: $31 million) from Ruby. The reduction in distributions from Ruby are due to the same factors impacting share of profit from equity accounted investees discussed above.

Volumes (mboe/d)(3)	▼
Decrease largely driven by lower contracted volumes on the Ruby Pipeline, combined with lower volumes at AEGS due to third party outages in August and September of 2021, partially offset by higher volumes on the Peace Pipeline system, discussed above, and higher volumes on the Alliance Pipeline. Volumes include 139 mboe/d (2020: 126 mboe/d) related to Alliance and 70 mboe/d (2020: 108 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▼
Decrease largely due to lower contribution from Ruby and the impact of a timing difference in the recognition of deferred revenue associated with the Cochin Pipeline, discussed above, combined with the impact of the lower U.S. dollar exchange rate and lower contribution from storage and rail terminals, partially offset by higher volumes on the Peace Pipeline system. Included in adjusted EBITDA is $62 million (2020: $66 million) related to Alliance and $24 million (2020: $47 million) related to Ruby.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation Third Quarter 2021 9

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Conventional revenue(1)	1,031	951	80	8
Transmission revenue(1)	315	342	(27)	(8)
Oil Sands revenue(1)	327	355	(28)	(8)
Total revenue(1)	1,673	1,648	25	2
Operating expenses(1)	409	362	47	13
Share of profit from equity accounted investees	95	173	(78)	(45)
Depreciation and amortization included in operations	312	300	12	4
Gross profit	1,047	1,159	(112)	(10)
Adjusted EBITDA(2)	1,554	1,631	(77)	(5)
Volumes (mboe/d)(3)	2,592	2,588	4	—
Distributions from equity accounted investees	175	259	(84)	(32)

Change in Results
Conventional revenue(1)	▲	Increase largely due to higher volumes on the Peace Pipeline system as higher NGL and crude market prices have resulted in increased upstream activities, combined with higher recoverable costs.
Transmission revenue(1)	▼	Decrease largely due to lower volumes on the Vantage Pipeline as end users sourced their supply from the Redwater Complex, combined with the impact of the lower U.S. dollar exchange rate.
Oil Sands revenue(1)	▼
Decrease largely due to lower storage and rail terminal revenue, including fully recovered capital fees at the Edmonton South Rail Terminal in April 2020, and the sale of the Alberta Crude Terminal effective January 2021, partially offset by higher recoverable costs on the Syncrude Pipeline.

Operating expenses(1)	▼	Increase largely due to a $33 million increase in power costs, of which $24 million was recovered in revenue, as a result of the higher power pool price during 2021, combined with increased integrity spending.
Share of profit from equity accounted investees	▼	Decrease largely due to lower contribution from Ruby as the owners agreed to defer distributions for the second and third quarter of 2021, combined with the impact of the lower U.S. dollar exchange rate.
Distributions from equity accounted investees	▼
$161 million (2020: $166 million) from Alliance and $13 million (2020: $93 million) from Ruby. The reduction in distributions from Ruby is due to the same factors impacting share of profit from equity accounted investees discussed above.

Volumes (mboe/d)(3)	●
Consistent with the prior period. Higher volumes on the Peace Pipeline system and higher seasonal volumes on the Alliance Pipeline, were largely offset by lower volumes at AEGS due to third-party outages in August and September of 2021, combined with lower contracted volumes on the Ruby Pipeline and lower volumes on the Vantage Pipeline. Volumes include 141 mboe/d (2020: 127 mboe/d) related to Alliance and 91 mboe/d (2020: 104 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▼
Decrease primarily due to lower contribution from Ruby, the impact of the lower U.S. dollar exchange rate, lower Oil Sands revenue, and lower volumes on the Vantage Pipeline. Increased operating expenses due to higher integrity spending and higher power costs not recoverable in revenue, combined with higher long-term incentives, also contributed to the decrease in adjusted EBITDA, partially offset by higher volumes on the Peace Pipeline system. Included in adjusted EBITDA is $202 million (2020: $207 million) related to Alliance and $111 million (2020: $143 million) related to Ruby.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
10 Pembina Pipeline Corporation Third Quarter 2021

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2021			2020			2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)
Pipelines
Conventional	918	244	281	863	212	253	891	677	802	866	638	760
Transmission	595	64	154	661	121	210	651	241	542	666	354	623
Oil Sands	1,050	39	68	1,056	48	78	1,050	129	210	1,056	167	248
Total	2,563	347	503	2,580	381	541	2,592	1,047	1,554	2,588	1,159	1,631
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section for definition.
(2)     Refer to the "Non-GAAP Measures" section.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
NEBC Montney Infrastructure	February 2021
Phase VI Peace Pipeline Expansion	June 2020
Wapiti Condensate Lateral	March 2020
The following outlines the projects and new developments within Pipelines:

Phase VII Peace Pipeline Expansion
Capital Budget: $775 million	In-service Date: First half of 2023	Status: Ahead of schedule and trending under budget
This expansion includes a new 20-inch, approximately 220 km pipeline and two new pump stations or terminal upgrades. Phase VII will add approximately 160 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek. Construction is underway and progressing according to schedule.

Phase IX Peace Pipeline Expansion
Capital Budget: $120 million	In-service Date: Second half of 2022	Status: On time, trending on budget
This expansion will include new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Phase IX also includes a pump station in the Wapiti-to-Kakwa corridor that was previously part of the Phase VII project scope.

The previously announced Phase VIII Peace Pipeline Expansion remains deferred. Initial contracts supporting the project remain intact and customers continue to signal plans which will necessitate the incremental capacity. Prior to deferral, Phase VIII had an associated capital cost of approximately $500 million but Pembina expects this level of investment to decrease given cost and scope improvements. Value engineering work is ongoing and Pembina continues to evaluate this project in discussions with its producing customers with a reactivation decision expected in the fourth quarter of 2021.

Phase VIII Peace Pipeline Expansion	Status: Deferred
This expansion will include 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2021 11

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Gas Services net revenue(1)(2)	171	145	26	18
NGL Services net revenue(1)(2)	169	163	6	4
Facilities net revenue(1)(2)	340	308	32	10
Operating expenses(1)	121	99	22	22
Share of profit from equity accounted investees	23	11	12	109
Realized gain on commodity-related derivative financial instruments	(2)	—	(2)	100
Unrealized gain on commodity-related derivative financial instruments	(45)	(11)	(34)	309
Depreciation and amortization included in operations	56	49	7	14
Gross profit	233	182	51	28
Adjusted EBITDA(2)	273	251	22	9
Volumes (mboe/d)(3)	848	871	(23)	(3)
Distributions from equity accounted investees	32	25	7	28

Changes in Results
Gas Services net revenue(1)(2)	▲
Increase largely due to Empress Infrastructure and Duvernay III being placed into service in the fourth quarter of 2020, higher volumes at Younger due to a turnaround in September 2020, and increased operating expense recoveries as a result of higher power costs, combined with the Burstall Ethane Storage Facility ("Burstall") being transferred from NGL Services to Gas Services in January 2021.

NGL Services net revenue(1)(2)	●
Consistent with prior period. Higher revenue from the Prince Rupert Terminal being placed into service in March 2021, combined with higher operating expense recoveries at the Redwater Complex, were largely offset by the transfer of Burstall to Gas Services and lower volumes at the Redwater Complex.

Operating expenses(1)	▼	Increase largely due to operating expenses associated with the additional assets placed into service, discussed above, combined with higher power pool prices during the third quarter of 2021.
Share of profit from equity accounted investees	▲	Increase mainly due to the contributions from the Veresen Midstream Hythe Developments going into service in March 2021, combined with higher volumes on Veresen Midstream's Dawson Assets.
Unrealized gain on commodity-related derivatives	▲	Certain gas processing fees are tied to AECO prices and the significant increase in the AECO price has resulted in higher unrealized gains for the third quarter of 2021.
Distributions from equity accounted investees	●	Consistent with the prior period. $31 million (2020: $23 million) from Veresen Midstream and $1 million (2020: $2 million) from Fort Corp.
Volumes (mboe/d)(3)	▼
Decrease largely due to take or pay relief provided to Redwater Complex customers following third party outages during September 2021, lower volumes at the Saturn Complex due to higher deferred revenue volumes recognized in the third quarter of 2020, combined with lower supply volumes on the East NGL System, which are now being processed by the Empress Infrastructure, partially offset by higher volumes at Younger, discussed above, higher volumes on the Dawson Assets and higher volumes associated with Duvernay III being placed into service in the fourth quarter of 2020. Volumes include 89 mboe/d (2020: 76 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(2)	▲
Increase primarily due to the contribution from new assets placed into service, discussed above, combined with higher revenue at Younger. Included in adjusted EBITDA is $52 million (2020: $41 million) related to Veresen Midstream.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
12 Pembina Pipeline Corporation Third Quarter 2021

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(4)	Change	% Change
Gas Services net revenue(1)(2)	496	424	72	17
NGL Services net revenue(1)(2)	511	474	37	8
Facilities net revenue(1)(2)	1,007	898	109	12
Operating expenses(1)	344	281	63	22
Share of profit from equity accounted investees	59	41	18	44
Realized gain on commodity-related derivative financial instruments	(2)	—	(2)	100
Unrealized gain on commodity-related derivative financial instruments	(62)	(14)	(48)	343
Depreciation and amortization included in operations	158	149	9	6
Gross profit	628	523	105	20
Adjusted EBITDA(2)	812	757	55	7
Volumes (mboe/d)(3)	872	874	(2)	—
Distributions from equity accounted investees	95	76	19	25

Changes in Results
Gas Services net revenue(1)(2)	▲
Increase largely due to Empress infrastructure and Duvernay III being placed into service in the fourth quarter of 2020, increased operating expense recoveries as a result of higher power costs, Burstall being transferred from NGL Services to Gas Services in January 2021, combined with higher volumes at Younger due to a turnaround in September 2020.

NGL Services net revenue(1)(2)	▲
Increase primarily due to the Prince Rupert Terminal being placed into service in March 2021, combined with higher operating expense recoveries at the Redwater Complex, partially offset by the transfer of Burstall to Gas Services.

Operating expenses(1)	▼	Increase largely due to operating expenses associated with the additional assets placed into service, discussed above, combined with higher power pool prices during the first nine months of 2021.
Share of profit from equity accounted investees	▲	Increase mainly due to the contributions from the Veresen Midstream Hythe Developments going into service in March 2021, combined with higher volumes on Veresen Midstream's Dawson Assets.
Unrealized gain on commodity-related derivatives	▲	Certain gas processing fees are tied to AECO prices and the significant increase in the AECO price has resulted in higher unrealized gains for the first nine months of 2021.
Distributions from equity accounted investees	▲	$92 million (2020: $72 million) from Veresen Midstream and $3 million (2020: $4 million) from Fort Corp. The increase in distributions is due to the same reasons impacting share of profit above.
Volumes (mboe/d)(3)	●
Consistent with prior period. Lower supply volumes on the East NGL System, which are now being processed by the Empress Infrastructure, were largely offset by higher revenue volumes associated with Duvernay III being placed into service in the fourth quarter of 2020 and higher volumes at Younger. Volumes include 86 mboe/d (2020: 81 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(2)	▲
Increase primarily due to the contribution from Empress Infrastructure, Duvernay III and the Prince Rupert Terminal, being placed into service, discussed above, combined with higher revenue at the Redwater Complex, and the contribution from Veresen Midstream's Dawson Assets, and the Veresen Midstream Hythe Developments going into service in March of 2021, partially offset by higher operating expenses and higher long-term incentive costs driven by Pembina's increasing share price during the first nine months of 2021. Included in adjusted EBITDA is $148 million (2020: $132 million) related to Veresen Midstream.

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Revenue volumes. See the "Abbreviations" section for definition.
(4)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation Third Quarter 2021 13

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2021			2020			2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(3)	Adjusted EBITDA(2)
Facilities
Gas Services	660	150	160	657	95	138	666	363	468	664	270	420
NGL Services	188	83	113	214	87	113	206	265	344	210	253	337
Total	848	233	273	871	182	251	872	628	812	874	523	757
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Vancouver Wharves Expansion	June 2021
Prince Rupert Terminal	March 2021
Duvernay III	November 2020
Empress Infrastructure	October 2020
Duvernay Sour Treatment Facilities	March 2020
Veresen Midstream(2)
Hythe Developments	March 2021
The following outlines the projects and new developments within Facilities:

Empress Co-generation Facility
Capital Budget: $120 million	In-service Date: Fourth quarter of 2022	Status: Ahead of schedule, on budget
The Empress Co-generation Facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the co-generation waste heat and the low-emission power generated. Pembina anticipates a reduction of approximately 90,000 tonnes of carbon dioxide equivalent per year based on the current energy demand of the Empress NGL Extraction Facility. Construction is progressing and the mechanical contractor is expected to mobilize to site in November 2021.

The Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the first quarter of 2022.

Prince Rupert Terminal Expansion	Status: Deferred
The Prince Rupert Terminal Expansion will increase the export capacity of the Prince Rupert Terminal.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Veresen Midstream is an equity accounted investee, in which Pembina had a 45 percent interest in as of September 30, 2021. Results from Veresen Midstream impact share of profit from equity accounted investees and proportionally consolidated metrics. See Note 5 to the Interim Financial Statements.
14 Pembina Pipeline Corporation Third Quarter 2021

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(2)	Change	% Change
Marketing revenue(1)	1,393	752	641	85
Cost of goods sold(1)	1,268	720	548	76
Net revenue(1)(3)	125	32	93	291
Share of profit (loss) from equity accounted investees	31	(5)	36	(720)
Realized loss (gain) on commodity-related derivative financial instruments	45	(7)	52	(743)
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)	17	(19)	(112)
Depreciation and amortization included in operations	13	12	1	8
Gross profit	100	5	95	1,900
Adjusted EBITDA(3)	109	34	75	221
Volumes (mboe/d)(4)	177	169	8	5
Distributions from equity accounted investees	27	2	25	1,250

Change in Results
Net revenue(1)(3)	▲
Increase due to higher NGL and crude oil market prices, resulting in higher margins, combined with higher marketed NGL volumes, discussed below, partially offset by an increase in cost of goods sold related to Prince Rupert Terminal and Empress Infrastructure being placed into service, and rail transportation costs to re-position propane to Corunna for sale in the fourth quarter of 2021 and first quarter of 2022.

Share of profit (loss) from equity accounted investees	▲	Increase largely due to higher revenues at Aux Sable as a result of higher NGL margins and a wider AECO-Chicago natural gas price differential.
Realized loss (gain) on commodity-related derivatives	▼
Realized loss due to higher NGL market prices during the third quarter of 2021, which also drove higher margins on NGL sales, resulting in a realized loss on NGL-based derivative instruments for the period, compared to realized gains on NGL-based derivative instruments recognized during the third quarter of 2020. Pembina utilizes derivative instruments to stabilize the results of its marketing business.

Unrealized (gain) loss on commodity-related derivatives	▲	Unrealized gain on commodity-related derivatives primarily due to contracts maturing in the period, partially offset by the increase in the forward prices for NGL and crude oil during the third quarter of 2021 and newly added contracts.
Distributions from equity accounted investees	▲	$27 million (2020: $2 million) from Aux Sable. Increase largely due to the higher margins at Aux Sable, discussed above.
Volumes (mboe/d)(4)	▲
Marketed NGL volumes increased as sales returned to pre-pandemic levels compared to the third quarter of 2020 when Pembina built up storage positions due to lower commodity prices. Revenue volumes includes 35 mboe/d (2020: 37 mboe/d) related to Aux Sable.

Adjusted EBITDA(3)	▲
Increase largely due to higher margins on NGL and crude oil sales as a result of the higher NGL and crude oil prices during the third quarter of 2021 and higher marketed NGL volumes, combined with a higher contribution from Aux Sable, discussed above, partially offset by the realized loss on commodity-related derivatives. Included in adjusted EBITDA is $36 million (2020: $1 million) related to Aux Sable.

Change in Adjusted EBITDA ($ millions)(3)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
(3)    Refer to the "Non-GAAP Measures" section.
(4)    Marketed NGL volumes. See the "Abbreviations" section for definition.
Pembina Pipeline Corporation Third Quarter 2021 15

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2021	2020(2)	Change	% Change
Marketing revenue(1)	3,827	2,074	1,753	85
Cost of goods sold(1)	3,463	2,006	1,457	73
Net revenue(1)(3)	364	68	296	435
Share of profit (loss) from equity accounted investees	44	(2)	46	(2,300)
Realized loss (gain) on commodity-related derivative financial instruments	166	(60)	226	(377)
Unrealized loss on commodity-related derivative financial instruments	19	12	7	58
Depreciation and amortization included in operations	38	37	1	3
Adjusted gross profit	185	77	108	140
Adjusted EBITDA(3)	237	118	119	101
Volumes (mboe/d)(4)	190	173	17	10
Distributions from equity accounted investees	63	15	48	320

Change in Results
Net revenue(1)(3)	▲	Increase largely due to higher crude oil and NGL market prices, resulting in higher margins, combined with higher marketed NGL volumes, discussed below, partially offset by an increase in cost of goods sold related to Prince Rupert Terminal and Empress Infrastructure being placed into service, and rail transportation costs to re-position propane to Corunna for sale in the fourth quarter of 2021 and first quarter of 2022.
Share of profit (loss) from equity accounted investees	▲	Increase largely due to higher revenues at Aux Sable as a result of higher NGL margins and a wider AECO-Chicago natural gas price differential.
Realized loss (gain) on commodity-related derivatives	▼	Realized loss due to higher NGL and crude oil market prices during the period, which also drove higher margins on NGL and crude sales, resulting in a realized loss on NGL- and crude oil-based derivative instruments for the period, compared to realized gains recognized in the first nine months of 2021. Pembina utilizes derivative instruments to stabilize the results of its marketing business.
Unrealized loss on commodity-related derivatives	●	Consistent with prior period.
Distributions from equity accounted investees	▲	$63 million (2020: $15 million) from Aux Sable. Increase largely due to the higher margins at Aux Sable, discussed above.
Volumes (mboe/d)(4)	▲
Marketed NGL volumes increased as Pembina monetized storage positions during the first quarter of 2021, that were built up during the second and third quarters of 2020, when commodity prices were lower, while increased NGL supply volumes contributed to higher sales volumes in the second and third quarter of 2021 compared to the same periods in 2020. Revenue volumes includes 36 mboe/d (2020: 37 mboe/d) related to Aux Sable.

Adjusted EBITDA(3)	▲
Increase largely due to higher margins on NGL and crude oil sales as a result of the higher NGL and crude oil prices during the first nine months of 2021 and higher marketed NGL volumes, combined with a higher contribution from Aux Sable, discussed above, partially offset by the realized loss on commodity-related derivatives due to higher NGL market prices. Included in adjusted EBITDA is $62 million (2020: $14 million) related to Aux Sable.

Change in Adjusted EBITDA ($ millions)(3)
(1)    Includes inter-segment transactions. See Note 12 of the Interim Financial Statements.
(2)    Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
(3)    Refer to the "Non-GAAP Measures" section.
(4)    Marketed NGL volumes. See the "Abbreviations" section for definition.
16 Pembina Pipeline Corporation Third Quarter 2021

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2021			2020			2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures
Marketing	177	100	111	169	3	36	190	185	246	173	74	127
New Ventures(3)	—	—	(2)	—	2	(2)	—	—	(9)	—	3	(9)
Total	177	100	109	169	5	34	190	185	237	173	77	118
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section for definition.
(2)    Refer to the "Non-GAAP Measures" section.
(3)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
Pembina's New Ventures group continues to advance business opportunities in petrochemicals, liquefied natural gas ("LNG") and low-carbon energy. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders. Pembina has formed a strategic partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low‑carbon, low-cost Canadian LNG for overseas markets. The Cedar LNG Project is expected to be the largest First Nation-owned infrastructure project in Canada and have one of the cleanest environmental profiles in the world. In addition, Pembina and TC Energy Corporation intend to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2021 17

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2021	December 31, 2020
Working capital(1)	(1,077)	(792)
Variable rate debt(2)(3)
Bank debt	1,443	1,534
Variable rate debt swapped to fixed	(319)	(318)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 1.3% (2020: 1.6%))	1,124	1,216
Fixed rate debt(2)
Senior unsecured medium-term notes	9,050	9,300
Variable rate debt swapped to fixed	319	318
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2020: 3.9%))	9,369	9,618
Total loans and borrowings outstanding	10,493	10,834
Cash and unutilized debt facilities	2,008	2,685
Subordinated hybrid notes (weighted average interest rate of 4.8% (2020: nil))	600	—
(1)    As at September 30, 2021, working capital included $900 million (December 31, 2020: $600 million) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2021 (December 31, 2020: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital investments in the short-term and long-term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2020 and Note 27 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity situation and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase common or preferred shares.
As at September 30, 2021, Pembina's credit facilities consisted of: an unsecured $2.5 billion (December 31, 2020: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2020: $750 million) accordion feature and matures in June 2026; an unsecured $500 million (December 31, 2020: $500 million) non-revolving term loan, which matures in August 2022; an unsecured U.S. $250 million (December 31, 2020: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (December 31, 2020: $20 million), which matures in May 2022 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities, with principal repayment not due until maturity. On March 25, 2021, Pembina cancelled its $800 million revolving credit facility, which was entered into in April 2020 to provide additional liquidity and flexibility in Pembina’s capital structure given market conditions at the time. No balance was outstanding on the cancellation date. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information. Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
18 Pembina Pipeline Corporation Third Quarter 2021

Financing Activity
On January 25, 2021, Pembina closed a $600 million offering of Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes"). The Series 1 Subordinated Notes have a fixed 4.80 percent interest rate, payable semi-annually, which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada yield plus: (i) 4.17 percent for the period from, and including, January 25, 2031 to, but excluding January 25, 2051; and (ii) 4.92 percent for the period from, and including, January 25, 2051 to, but excluding January 25, 2081. Pembina used the net proceeds of the offering of the Series 1 Subordinated Notes to fund the redemption of its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11, its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13, to repay outstanding debt, as well as for general corporate purposes.
On April 30, 2021, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures on June 1, 2026.
Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at September 30, 2021
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.41
Credit Facilities	Debt to Capital	Maximum 0.70	0.42
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at September 30, 2021 (December 31, 2020: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. While the global economic slowdown has eased, the outlook for the global economic recovery remains uncertain and the potential for volatility in demand for crude oil and other commodities as a result of the ongoing COVID-19 pandemic could increase Pembina's counterparty risk, as uncertainty and the potential for volatility in the demand for crude oil could negatively impact the financial position of Pembina's customers and related parties and their access to credit, capital markets and other sources of liquidity. The majority of Pembina's credit exposure is to investment grade or split-investment grade counterparties. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $96 million (December 31, 2020: $130 million) were held as at September 30, 2021, primarily in respect of customer trade receivables.
Pembina Pipeline Corporation Third Quarter 2021 19

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit ratings comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
On April 28, 2021, DBRS Limited ("DBRS") upgraded its ratings for Pembina's senior unsecured medium-term notes to 'BBB (high)', to 'BBB (low)' for the Series 1 Subordinated Notes and to 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares. S&P affirmed Pembina's credit rating during the second quarter of 2021.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for further information.
20 Pembina Pipeline Corporation Third Quarter 2021

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding at September 30, 2021:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	1,010	118	186	155	551
Long-term debt(3)	16,523	1,366	2,382	2,609	10,166
Construction commitments(4)	892	335	48	29	480
Other	543	91	127	68	257
Total contractual obligations	18,968	1,910	2,743	2,861	11,454

(1)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 8 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 12 and 138 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 81 megawatts per day each year up to and including 2045.
(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Off-Balance Sheet Arrangements
As at September 30, 2021, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital investments.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2021, Pembina had $166 million (December 31, 2020: $91 million) in letters of credit issued.
Pembina Pipeline Corporation Third Quarter 2021 21

5. SHARE CAPITAL
Common Shares
On February 25, 2021, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to commence a normal course issuer bid ("NCIB") that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The program commenced March 2, 2021 and will terminate on March 1, 2022 or on such earlier date as the Company completes its purchases pursuant to the notice of intention. No common shares were purchased by Pembina during the first nine months of 2021.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 25, 2021 in connection with the offering of the Series 1 Subordinated Notes, Pembina issued 600,000 Series 2021-A Class A Preferred Shares, to Computershare Trust Company of Canada, to be held in trust as treasury shares to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes.
On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share, less taxes required to be deducted or withheld by the Company.
On June 1, 2021, Pembina redeemed all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares, less taxes required to be deducted or withheld by the Company.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9 and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
22 Pembina Pipeline Corporation Third Quarter 2021

Outstanding Share Data

Issued and outstanding (thousands)(1)	October 29, 2021
Common shares	550,255
Stock options	21,345
Stock options exercisable	12,049
Series 1 Class A Preferred shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	16,000
Series 23 Class A Preferred Shares	12,000
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
6. CAPITAL INVESTMENTS
Capital Invested

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2021	2020	2021	2020
Pipelines	174	53	352	511
Facilities	26	98	102	296
Marketing & New Ventures	3	10	15	34
Corporate and other projects	6	13	13	27
Total capital invested(1)(2)	209	174	482	868
(1)    Includes $19 million for the three months ended September 30, 2021 (2020: $29 million) related to non-recoverable sustainment activities.
(2)    Includes $49 million for the nine months ended September 30, 2021 (2020: $76 million) related to non-recoverable sustainment activities.
In both 2021 and 2020, Pipeline capital investments continued to be primarily related to Pembina's Peace Pipeline system expansion projects with increased spending on the NEBC Town Terminal Project in 2021. In 2021, Facilities capital investments were largely related to continued expansion at Empress, the Prince Rupert Terminal and Vancouver Wharves. In 2020, Facilities capital investments included construction on Duvernay III, Empress Expansion and the Prince Rupert Terminal. Marketing & New Ventures had capital investments primarily related to offshore LNG projects in 2021 and the Jordan Cove LNG project in 2020.
Contributions to Equity Accounted Investees

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2021	2020	2021	2020
Aux Sable	—	—	1	3
Veresen Midstream	18	28	29	69
CKPC	—	—	—	152
Total	18	28	30	224
Contributions made to Veresen Midstream during both 2021 and 2020 were largely related to the construction of the Hythe Developments.
There were no contributions made to CKPC during 2021, following the indefinite suspension of the propane dehydration ("PDH") plant and polypropylene upgrading facility ("PDH/PP Facility") announced in the fourth quarter of 2020.

Pembina Pipeline Corporation Third Quarter 2021 23

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines
Conventional Pipelines	918	892	862	993	863	834	902	958
Transmission Pipelines	595	685	674	684	661	668	668	646
Oil Sands Pipelines	1,050	1,050	1,051	1,053	1,056	1,053	1,059	1,063
Facilities
Gas Services	660	662	677	673	657	658	678	690
NGL Services	188	211	218	211	214	214	201	220
Total	3,411	3,500	3,482	3,614	3,451	3,427	3,508	3,577
(1)    Revenue volumes. See the "Abbreviations" section for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Pipelines
Opening balance	32	22	3	42	45	22	8	17
Revenue deferred	48	45	42	52	66	53	40	31
Revenue recognized	(59)	(35)	(23)	(91)	(69)	(30)	(26)	(40)
Ending take-or-pay contract liability balance	21	32	22	3	42	45	22	8
Facilities
Opening balance	3	1	—	—	2	1	—	—
Revenue deferred	—	2	1	—	1	1	1	—
Revenue recognized	(3)	—	—	—	(3)	—	—	—
Ending take-or-pay contract liability balance	—	3	1	—	—	2	1	—
Quarterly Segmented Adjusted EBITDA ($ millions)(1)
(1)    Refer to the "Non-GAAP Measures" section.
24 Pembina Pipeline Corporation Third Quarter 2021

Quarterly Financial Information

($ millions, except where noted)	2021(2)			2020(2)				2019(2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,149	1,902	2,016	1,680	1,496	1,229	1,548	1,668
Net revenue(1)	961	894	999	954	849	776	865	837
Operating expenses	187	186	182	201	178	154	179	177
Realized loss (gain) on commodity-related derivative financial instruments	43	33	88	6	(7)	(36)	(17)	(8)
Share of profit (loss) from equity accounted investees	75	52	71	(244)	62	66	84	89
Gross profit	682	550	630	247	568	460	733	605
Earnings (loss)	588	254	320	(1,216)	323	258	319	150
Earnings (loss) per common share – basic and diluted (dollars)	1.01	0.39	0.51	(2.28)	0.52	0.40	0.51	0.22
Cash flow from operating activities	913	584	456	766	434	642	410	728
Cash flow from operating activities per common share – basic (dollars)(1)	1.66	1.06	0.83	1.39	0.78	1.17	0.75	1.41
Adjusted cash flow from operating activities(1)	786	538	582	603	524	586	576	576
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.43	0.98	1.06	1.10	0.95	1.07	1.05	1.11
Common shares outstanding (millions):
Weighted average – basic	550	550	550	550	550	550	549	518
Weighted average – diluted	551	551	550	550	550	550	549	519
End of period	550	550	550	550	550	550	550	548
Common share dividends declared	347	347	346	346	346	347	346	314
Dividends per common share	0.63	0.63	0.63	0.63	0.63	0.63	0.63	0.60
Preferred share dividends declared	31	35	36	38	38	37	38	34
Capital investments	209	146	127	161	174	211	483	429
Contributions to equity accounted investees	18	—	12	—	28	2	194	120
Distributions from equity accounted investees	106	112	115	109	111	116	123	123
Adjusted EBITDA(1)	850	778	835	866	796	789	830	787
(1)    Refer to the "Non-GAAP Measures" section.
(2)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy", "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements. The restatement reduces revenue and cost of goods sold for all quarterly comparative periods, including Q2 2021: $52 million, Q1 2021: $29 million, Q4 2020: $14 million, Q3 2020: $73 million, Q2 2020: $39 million, Q1 2020: $123 million, and Q4 2019: $86 million.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•Impairments recognized on Pembina's interests in Ruby, CKPC and the assets associated with Jordan Cove in the fourth quarter of 2020 and the partial impairment of Pembina's interest in Ruby in the fourth quarter of 2019;
•The Kinder Acquisition, which was completed on December 16, 2019;
•The COVID-19 pandemic and the resulting decrease in demand for commodities starting in the second quarter of 2020, which led to a significant decline in global energy prices and a reduction in capital spending budgets by Pembina and its customers in 2020, and the subsequent recovery in demand for commodities and global energy prices in 2021;
•Volatility in the AECO-Chicago natural gas price differential, power pool prices and foreign exchange rates impacting operating results;
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;
•Higher net finance costs impacting earnings associated with debt related to financing acquisitions, growth projects, volatility in foreign exchange rates and volatility in Pembina's share price impacting incentive costs;
•Increased common and preferred shares outstanding and corresponding dividends due to the Kinder Acquisition;
•Contract expiries on certain assets; and
•The receipt of the Arrangement Termination Payment.
Pembina Pipeline Corporation Third Quarter 2021 25

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are net into a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at September 30, 2021. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to the distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2021	December 31, 2020
Pipelines	877	926
Facilities	1,198	1,200
Total	2,075	2,126
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Amortization Schedule of Loans and Borrowings of Equity Accounted Investees

	9 Months Ended	Remainder of
($ millions)(1)	September 30, 2021	2021	2022	2023	2024	2025+
Pipelines	87	33	623	62	67	92
Facilities	2	12	36	36	1,114	—
Total	89	45	659	98	1,181	92
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Financing Activities for Equity Accounted Investees
On April 19, 2021, Ruby fully repaid the $16 million outstanding on its term loan.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At September 30, 2021, Pembina's various equity accounted investees held letters of credit totaling $73 million (December 31, 2020: $105 million) primarily in respect of customer trade receivables.
Cedar LNG Acquisition
On June 4, 2021, Pembina acquired a 49.9 percent interest in a joint venture with the Haisla Nation to develop the Cedar LNG Project, a LNG facility located on the coast of British Columbia within the Douglas Channel on Haisla-owned land. Pembina's investment of $129 million at September 30, 2021 included $76 million of accrued contingent consideration payable on achievement of certain conditions. Under the terms of the agreement, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
26 Pembina Pipeline Corporation Third Quarter 2021

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and on terms equivalent to those that prevail in arm's length transactions, unless otherwise noted. Pembina contracts capacity from Alliance and Veresen Midstream, its equity accounted investees, and advances funds to support operations and provides services, on a cost recovery basis, to equity accounted investees.
On January 6, 2021, Pembina advanced U.S. $8 million to Ruby Pipeline L.L.C., which was subsequently impaired.
For the three and nine months ended September 30, 2021, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina's financial risks are consistent with those discussed in Note 27 of the Consolidated Financial Statements. Pembina has exposure to counterparty credit risk, liquidity risk and market risk. As at September 30, 2021, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes. For more information on Pembina's derivative instruments, refer to Note 14 to the Interim Financial Statements.
Pembina Pipeline Corporation Third Quarter 2021 27

Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Pembina maintains disclosure controls and procedures ("DC&P") designed to provide reasonable assurance that information required to be disclosed in Pembina's annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to Pembina's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at September 30, 2021, the President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO") have concluded that Pembina's DC&P were not effective as at that date as a result of the material weakness described below.
Management's Report on Internal Control Over Financial Reporting
Pembina maintains internal control over financial reporting ("ICFR") which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and include policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pembina; (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pembina are being made only in accordance with authorizations of management and directors of Pembina; and (c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pembina's assets that could have a material effect on Pembina's financial statements. Management is responsible for establishing and maintaining DC&P and ICFR, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings and Rule 13a – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934.
Under the supervision and with the participation of our CEO and our CFO, management has designed internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual financial statements, or interim financial statements, will not be prevented or detected on a timely basis. As at September 30, 2021, the Company has identified a "material weakness" related to controls over contract assessment in its Marketing business. Specifically, we did not have controls to identify all contracts where an accounting assessment was required and as a result lacked analysis of all relevant contract terms required to make the assessment in the Marketing business. Because of the deficiency, the Company presented revenue and cost of goods sold for certain crude contracts in Marketing and New Ventures on a gross basis that should have been recorded on a net basis. Management has appropriately recognized revenue and cost of goods sold for these transactions on a net basis for the three and nine month periods ended September 30, 2021 and has restated revenue and cost of goods sold for the three and nine month periods ended September 30, 2020 with no impact on earnings, cash flows or financial position. Refer to note 2 of the Interim Financial Statements for details of the restatement.

28 Pembina Pipeline Corporation Third Quarter 2021

Remediation of Material Weakness
The control deficiency described above was detected by management during the third quarter of 2021 prior to the filing of Pembina's Interim Financial Statements. The Company has prioritized the remediation of the material weakness described above and is working under the oversight of the Audit Committee to resolve the issue.
Specific actions to remediate this material weakness include the following:
i.Revision of the process of identifying contracts to consult with internal experts to assist in the evaluation of technical accounting matters; and
ii.Enhance contract analysis, including revision of the process used to assess accounting implications for complex contracts.
As the conclusion regarding the material weakness in ICFR was reached in late October 2021, Pembina has not had adequate time to implement and evaluate the controls and procedures described above, as limited complex and material transactions requiring an application of the foregoing remediation actions have occurred in this period. Pembina has, therefore, not had adequate time or opportunity to apply its proposed remediation actions to evidence the remediation of the material weakness described above and the material weakness will continue to be addressed throughout the remainder of 2021.
Changes in Internal Control Over Financial Reporting
Other than the material weakness described above, there were no changes in the third quarter of 2021 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation Third Quarter 2021 29

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies & Restatement
The accounting policies used in preparing the Interim Financial Statements are described in Note 5 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the first nine months of 2021 that are expected to have a material impact on Pembina's financial statements.
Voluntary change in accounting policy
As detailed in Note 3 of the Consolidated Financial Statements, Pembina voluntarily changed its accounting policy for the measurement of decommissioning liabilities to utilize a credit-adjusted risk-free interest rate instead of a risk-free interest rate to determine the present value of the liability at each statement of financial position date. This accounting policy change was applied retrospectively, including the restatement of certain comparative amounts in the Interim Financial Statements, as summarized below.
Restatement of revenue and cost of goods sold
During the third quarter Pembina identified certain crude contracts that were recorded incorrectly within Marketing & New Ventures. Revenue and cost of goods sold associated with the contracts were recorded on a gross basis but should have been recorded on a net basis. As a result Pembina restated comparative periods decreasing revenue and cost of goods sold, with no impact to earnings, cash flows or financial position.
i.Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

($ millions)	3 Months Ended September 30, 2020				9 Months Ended September 30, 2020
	Previously reported	Policy change	Restatement adjustments	Restated	Previously reported	Policy change	Restatement adjustments	Restated
Revenue	1,569	—	(73)	1,496	4,508	—	(235)	4,273
Cost of sales	1,068	(4)	(73)	991	3,033	(12)	(235)	2,786
Share of profit from equity accounted investees	61	1	—	62	209	3	—	212
Gross profit	563	5	—	568	1,746	15	—	1,761
Net finance costs	83	(1)	—	82	364	(3)	—	361
Earnings before income tax	428	6	—	434	1,213	18	—	1,231
Deferred tax expense	58	1	—	59	133	3	—	136
Earnings attributable to shareholders	318	5	—	323	885	15	—	900
Total comprehensive income attributable to shareholders	214	5	—	219	1,057	15	—	1,072
Earnings attributable to common shareholders, net of preferred share dividends	279	5	—	284	768	15	—	783
Earnings per common share - basic and diluted	0.51	0.01	—	0.52	1.39	0.03	—	1.42
ii.Reconciliation of the Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended September 30, 2020			9 Months Ended September 30, 2020
	Previously reported	Policy change	Restated	Previously reported	Policy change	Restated
Earnings	318	5	323	885	15	900
Share of profit from equity accounted investees	(61)	(1)	(62)	(209)	(3)	(212)
Adjustments for depreciation and amortization	179	(4)	175	532	(12)	520
Adjustments for net finance costs	83	(1)	82	364	(3)	361
Adjustments for income tax expense	110	1	111	328	3	331
Cash flow from operating activities	434	—	434	1,486	—	1,486
30 Pembina Pipeline Corporation Third Quarter 2021

Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2021, including to the ongoing impact of significant uncertainties created by the COVID-19 pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments imposed restrictions on individuals and businesses, which resulted in a significant slowdown of the global economy. While there have been positive signals into the first nine months of 2021 in commodity prices, demand recovery remains affected by the on-going COVID-19 pandemic. Although restrictions have been relaxed in certain jurisdictions and vaccination programs are underway, there remains significant uncertainty as to the global economic outlook and there remains the potential for volatility in the global economy as a result of the COVID-19 pandemic. Management considered these uncertainties when applying judgment to estimates and assumptions in the Interim Financial Statements.
Pembina Pipeline Corporation Third Quarter 2021 31

11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2020. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Ongoing Impact of the COVID-19 Pandemic
COVID-19 Related Impacts
Pembina's business and operations have been and may continue to be materially adversely affected by the COVID-19 pandemic, including ongoing uncertainty with respect to the extent and duration of the pandemic. In 2020, the COVID-19 pandemic resulted in, among other things, an overall slowdown in the global economy and a decrease in global energy demand. The ongoing COVID-19 pandemic, and actions that have, and may be, taken by governmental authorities in response thereto has also resulted, and may continue to result in, among other things: increased volatility in financial and commodity markets; disruptions to global supply chains; labour shortages; significant impacts to the workforce; including as a result of the implementation of vaccine mandates and vaccine recommendations; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings of individuals, as well as shelter-in-place declarations and quarantine orders; business closures and travel bans; political and economic instability; and civil unrest. The ongoing spread of the COVID-19 virus, including new variants thereof, in certain geographic areas, including certain areas in which Pembina has operations, and the possibility that a resurgence of the COVID-19 virus or the spread of such new or potential future variants thereof may occur in other areas, may result in the re-imposition of certain of the foregoing restrictions or further restrictions by governmental authorities in certain jurisdictions, including certain jurisdictions in which Pembina has operations. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and its ultimate impact on the global economy and other items noted above.
The risks to Pembina of the ongoing COVID-19 pandemic include, among other things: risks to the health and safety of Pembina's employees; a slowdown or temporary suspension of operations in certain geographic locations in which Pembina operates; delays in the completion, or additional deferrals, of Pembina's growth and expansion projects; disruptions in Pembina's workforce, including as a result of vaccine mandates; and supply chain disruptions, all or any of which could materially adversely impact Pembina's business operations and financial results.
The full extent and impact of the COVID-19 pandemic continues to be unknown at this time and the degree to which it may impact Pembina's business operations and financial results will depend on future developments, which cannot be predicted with any degree of certainty, including: the duration, severity and geographic spread of the COVID-19 virus and variants thereof, including in respect of the ongoing spread of the COVID-19 virus, and new variants thereof, in certain geographic areas, including certain areas in which Pembina operates; further actions that may be taken by governmental authorities, including in respect of the implementation of vaccine mandates and ongoing and future operational restrictions and restrictions on travel; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants thereof, including the vaccines developed in response thereto; and how quickly and to what extent normal economic and operating conditions will resume.
Impact on General Risks
Depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in Pembina's other disclosure documents, including Pembina's MD&A and AIF for the year ended December 31, 2020, such as risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; Pembina's ability to maintain its credit ratings; restricted access to capital and increased borrowing costs; Pembina's ability to pay dividends and service obligations under its debt securities and other debt obligations; and otherwise complying with the covenants contained in the agreements that govern Pembina's existing indebtedness.
32 Pembina Pipeline Corporation Third Quarter 2021

12. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used financial measures that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, non-GAAP measures must be clearly defined, qualified and reconciled to the most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.
The intent of the non-GAAP measures used throughout this MD&A is to provide additional useful information with respect to Pembina's financial performance to investors and analysts, though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently or use different non-GAAP measures.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	566	557	341	311	1,393	752	(151)	(124)	2,149	1,496
Cost of goods sold, including product purchases	—	—	1	3	1,268	720	(81)	(76)	1,188	647
Net revenue	566	557	340	308	125	32	(70)	(48)	961	849
(1)    Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
Pembina Pipeline Corporation Third Quarter 2021 33

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	1,673	1,648	1,014	905	3,827	2,074	(447)	(354)	6,067	4,273
Cost of goods sold, including product purchases	—	—	7	7	3,463	2,006	(257)	(230)	3,213	1,783
Net revenue	1,673	1,648	1,007	898	364	68	(190)	(124)	2,854	2,490
(1)    Comparative 2020 period has been restated. See "Restatement of Revenue and Cost of Goods Sold" and Note 2 to the Interim Financial Statements.
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings before income tax(1)	329	371	207	175	91	2	154	(114)	781	434
Adjustments to share of profit from equity accounted investees and other(1)	65	58	33	34	5	9	—	—	103	101
Net finance costs(1)	8	8	12	5	2	(7)	122	76	144	82
Depreciation and amortization(1)	100	103	56	49	13	12	11	11	180	175
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(45)	(11)	(2)	17	—	—	(47)	6
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	8	(9)	8	(9)
Transformation and restructuring costs	—	—	—	—	—	—	11	—	11	—
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	8	6	8	6
Arrangement Termination Payment	—	—	—	—	—	—	(350)	—	(350)	—
Impairment charges and non-cash provisions	1	1	10	(1)	—	1	1	—	12	1
Adjusted EBITDA	503	541	273	251	109	34	(35)	(30)	850	796
Adjusted EBITDA per common share – basic (dollars)									1.55	1.45
(1)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
34 Pembina Pipeline Corporation Third Quarter 2021

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Earnings before income tax(1)	987	1,120	555	499	167	38	(177)	(426)	1,532	1,231
Adjustments to share of profit from equity accounted investees and other(1)	221	180	99	103	18	15	—	—	338	298
Net finance costs(1)	23	24	30	16	(7)	2	297	319	343	361
Depreciation and amortization(1)	312	300	158	149	38	37	35	34	543	520
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(62)	(14)	19	12	—	—	(43)	(2)
Canadian Emergency Wage Subsidy	—	—	—	—	—	—	3	(37)	3	(37)
Transformation and restructuring costs	—	3	—	2	—	1	26	4	26	10
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	26	16	26	16
Arrangement Termination Payment	—	—	—	—	—	—	(350)	—	(350)	—
Impairment charges and non-cash provisions	11	4	32	2	2	13	—	(1)	45	18
Adjusted EBITDA	1,554	1,631	812	757	237	118	(140)	(91)	2,463	2,415
Adjusted EBITDA per common share – basic (dollars)									4.48	4.39
(1)    Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" and Note 2 to the Interim Financial Statements.
Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2021	2020	2021	2020
Cash flow from operating activities	913	434	1,953	1,486
Cash flow from operating activities per common share – basic (dollars)	1.66	0.78	3.55	2.70
Add (deduct):
Change in non-cash operating working capital	(7)	89	70	168
Current tax expense	(141)	(52)	(255)	(195)
Taxes paid, net of foreign exchange	68	89	265	289
Accrued share-based payments	(16)	1	(56)	6
Share-based payments	—	1	32	45
Preferred share dividends paid	(31)	(38)	(103)	(113)
Adjusted cash flow from operating activities	786	524	1,906	1,686
Adjusted cash flow from operating activities per common share – basic (dollars)	1.43	0.95	3.47	3.07

Pembina Pipeline Corporation Third Quarter 2021 35

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Kinder Acquisition	Pembina's acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system on December 16, 2019
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement
bpd	barrels per day
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in the Ruby Pipeline Holding Company L.L.C.
Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley")
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility
Cedar LNG	49.9 percent interest in the floating LNG facility in Kitimat, British Columbia, Canada
Readers are referred to the AIF dated February 27, 2020 on www.sedar.com for additional descriptions.
36 Pembina Pipeline Corporation Third Quarter 2021

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•expected reductions in carbon dioxide levels;
•treatment under governmental regulatory regimes in Canada and the U.S., including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Indigenous, landowner and other stakeholder consultation requirements;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital for capital projects and contributions to investments in equity accounted investees, operating obligations and dividends and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the potential impacts of the COVID-19 pandemic on Pembina, and Pembina's response thereto; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates and exchange rates;
•the ability of Pembina to maintain current credit ratings;
•the availability of capital to fund future capital requirements relating to existing assets and projects;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•labour and material shortages;
•reliance on third parties to successfully operate and maintain certain assets;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks relating to the current and potential adverse impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment, in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital;
•changes in credit ratings;
•technology and security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2020, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation Third Quarter 2021 37

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2021	December 31, 2020
Assets Current assets
Cash and cash equivalents	112	81
Trade receivables and other	826	662
Inventory	310	221
Derivative financial instruments (Note 14)	30	25
	1,278	989
Non-current assets
Property, plant and equipment (Note 4)	18,535	18,549
Intangible assets and goodwill	6,284	6,340
Investments in equity accounted investees (Note 5)	4,379	4,377
Right-of-use assets (Note 6)	630	651
Finance lease receivable (Note 6)	213	138
Deferred tax assets	305	322
Advances to related parties and other assets	115	50
	30,461	30,427
Total assets	31,739	31,416
Liabilities and equity Current liabilities
Trade payables and other	1,008	780
Loans and borrowings (Note 7)	900	600
Dividends payable	116	115
Lease liabilities	90	99
Contract liabilities (Note 9)	78	62
Taxes payable	51	56
Derivative financial instruments (Note 14)	112	69
	2,355	1,781
Non-current liabilities
Loans and borrowings (Note 7)	9,634	10,276
Subordinated hybrid notes (Note 7)	594	—
Lease liabilities	655	675
Decommissioning provision	388	348
Contract liabilities (Note 9)	220	230
Deferred tax liabilities	3,021	2,925
Other liabilities	230	166
	14,742	14,620
Total liabilities	17,097	16,401
Equity
Attributable to shareholders	14,582	14,955
Attributable to non-controlling interest	60	60
Total equity	14,642	15,015
Total liabilities and equity	31,739	31,416
See accompanying notes to the condensed consolidated interim financial statements
38 Pembina Pipeline Corporation Third Quarter 2021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2021	2020 (Restated Note 2)	2021	2020 (Restated Note 2)
Revenue (Note 9)	2,149	1,496	6,067	4,273
Cost of sales (Note 12)	1,546	991	4,282	2,786
(Gain) loss on commodity-related derivative financial instruments (Note 14)	(4)	(1)	121	(62)
Share of profit from equity accounted investees (Note 5)	75	62	198	212
Gross profit	682	568	1,862	1,761
General and administrative	68	56	234	176
Other income (Note 10)	(311)	(4)	(282)	(7)
Impairment expense (Note 5)	—	—	35	—
Results from operating activities	925	516	1,875	1,592
Net finance costs (Note 11)	144	82	343	361
Earnings before income tax	781	434	1,532	1,231
Current tax expense	141	52	255	195
Deferred tax expense	52	59	115	136
Income tax expense	193	111	370	331
Earnings	588	323	1,162	900
Other comprehensive income (loss), net of tax (Note 13 & 14)
Exchange gain (loss) on translation of foreign operations	126	(110)	4	143
Impact of hedging activities	4	6	4	15
Re-measurement of defined benefit liability	—	—	—	14
Total comprehensive income attributable to shareholders	718	219	1,170	1,072
Earnings attributable to common shareholders, net of preferred share dividends	554	284	1,054	783
Earnings per common share – basic (dollars)	1.01	0.52	1.92	1.42
Earnings per common share – diluted (dollars)	1.01	0.52	1.91	1.42
Weighted average number of common shares (millions)
Basic	550	550	550	550
Diluted	551	550	551	550
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Third Quarter 2021 39

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity (Restated Note 2)
($ millions)	Common Share Capital	Preferred Share Capital	Deficit (Restated Note 2)	AOCI(1)	Total (Restated Note 2)	Non-Controlling Interest
December 31, 2020	15,644	2,946	(3,637)	2	14,955	60	15,015
Total comprehensive income
Earnings	—	—	1,162	—	1,162	—	1,162
Other comprehensive income (Note 13)	—	—	—	8	8	—	8
Total comprehensive income	—	—	1,162	8	1,170	—	1,170
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares (Note 8)	—	(7)	—	—	(7)	—	(7)
Preferred shares redemption (Note 8)	—	(420)	—	—	(420)	—	(420)
Share-based payment transactions (Note 8)	26	—	—	—	26	—	26
Dividends declared – common (Note 8)	—	—	(1,040)	—	(1,040)	—	(1,040)
Dividends declared – preferred (Note 8)	—	—	(102)	—	(102)	—	(102)
Total transactions with shareholders of the Company	26	(427)	(1,142)	—	(1,543)	—	(1,543)
September 30, 2021	15,670	2,519	(3,617)	10	14,582	60	14,642

Opening value January 1, 2020	15,539	2,956	(1,785)	98	16,808	60	16,868
Total comprehensive income
Earnings	—	—	900	—	900	—	900
Other comprehensive income
Exchange gain on translation of foreign operations	—	—	—	158	158	—	158
Remeasurements of defined benefit liability, net of tax	—	—	—	14	14	—	14
Total comprehensive income	—	—	900	172	1,072	—	1,072
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares	—	(5)	—	—	(5)	—	(5)
Share-based payment transactions	99	—	—	—	99	—	99
Dividends declared – common	—	—	(1,039)	—	(1,039)	—	(1,039)
Dividends declared – preferred	—	—	(113)	—	(113)	—	(113)
Total transactions with shareholders of the Company	99	(5)	(1,152)	—	(1,058)	—	(1,058)
September 30, 2020	15,638	2,951	(2,037)	270	16,822	60	16,882
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
40 Pembina Pipeline Corporation Third Quarter 2021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2021	2020 (Restated Note 2)	2021	2020 (Restated Note 2)
Cash provided by (used in)
Operating activities
Earnings	588	323	1,162	900
Adjustments for:
Share of profit from equity accounted investees	(75)	(62)	(198)	(212)
Distributions from equity accounted investees	106	111	333	350
Depreciation and amortization	180	175	543	520
Impairment expense	—	—	35	—
Unrealized (gain) loss on commodity-related derivative financial instruments	(47)	6	(43)	(2)
Net finance costs (Note 11)	144	82	343	361
Net interest paid	(136)	(124)	(333)	(297)
Income tax expense	193	111	370	331
Taxes paid	(69)	(90)	(265)	(290)
Share-based compensation expense	20	4	77	8
Share-based compensation payment	—	(1)	(32)	(45)
Net change in contract liabilities	(9)	(7)	10	35
Other	11	(5)	21	(5)
Change in non-cash operating working capital	7	(89)	(70)	(168)
Cash flow from operating activities	913	434	1,953	1,486
Financing activities
Net (decrease) increase in bank borrowings	(278)	432	(92)	(472)
Proceeds from issuance of long-term debt, net of issue costs	—	—	593	1,567
Repayment of long-term debt	—	(200)	(250)	(273)
Repayment of lease liability	(23)	(26)	(64)	(69)
Exercise of stock options	3	5	6	88
Redemption of preferred shares	—	—	(420)	—
Dividends paid	(377)	(384)	(1,142)	(1,146)
Cash flow used in financing activities	(675)	(173)	(1,369)	(305)
Investing activities
Capital expenditures	(209)	(174)	(482)	(868)
Contributions to equity accounted investees	(18)	(28)	(30)	(202)
Acquisitions (Note 5)	(4)	—	(41)	—
Receipt of finance lease payments	2	2	8	7
Interest paid during construction	(5)	(10)	(19)	(36)
Recovery of assets or proceeds from sale	—	(1)	12	1
Advances to related parties	1	(10)	(9)	(32)
Changes in non-cash investing working capital and other	47	(81)	(1)	(140)
Cash flow used in investing activities	(186)	(302)	(562)	(1,270)
Change in cash and cash equivalents	52	(41)	22	(89)
Effect of movement in exchange rates on cash held	3	(1)	9	(9)
Cash and cash equivalents, beginning of period	57	73	81	129
Cash and cash equivalents, end of period	112	31	112	31
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Third Quarter 2021 41

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain, allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2021. These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS") and are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2020 ("Consolidated Financial Statements") and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 4, 2021.
Certain insignificant comparative amounts have been reclassified to conform to the presentation adopted in the current year.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2021, including to the ongoing impact of significant uncertainties created by the coronavirus ("COVID-19") pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments imposed restrictions on individuals and businesses, which resulted in a significant slowdown of the global economy. While there have been positive signals into the first nine months of 2021 in commodity prices, demand recovery remains affected by the on-going COVID-19 pandemic. Although restrictions have been relaxed in certain jurisdictions and vaccination programs are underway, there remains significant uncertainty as to the global economic outlook and there remains the potential for volatility in the global economy as a result of the COVID-19 pandemic. Management considered these uncertainties when applying judgment to estimates and assumptions in the Interim Financial Statements.
42 Pembina Pipeline Corporation Third Quarter 2021

2. CHANGES IN ACCOUNTING POLICIES & RESTATEMENT
Voluntary change in accounting policy
As detailed in Note 3 of the Consolidated Financial Statements, Pembina voluntarily changed its accounting policy for the measurement of decommissioning liabilities to utilize a credit-adjusted risk-free interest rate instead of a risk-free interest rate to determine the present value of the liability at each statement of financial position date. This accounting policy change was applied retrospectively, including the restatement of certain comparative amounts in the Interim Financial Statements, as summarized below.
Restatement of revenue and cost of goods sold
During the third quarter Pembina identified certain crude contracts that were recorded incorrectly within Marketing & New Ventures. Revenue and cost of goods sold associated with the contracts were recorded on a gross basis but should have been recorded on a net basis. As a result Pembina restated comparative periods decreasing revenue and cost of goods sold, with no impact to earnings, cash flows or financial position.
i.Reconciliation of the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

($ millions)	3 Months Ended September 30, 2020				9 Months Ended September 30, 2020
	Previously reported	Policy change	Restatement adjustments	Restated	Previously reported	Policy change	Restatement adjustments	Restated
Revenue	1,569	—	(73)	1,496	4,508	—	(235)	4,273
Cost of sales	1,068	(4)	(73)	991	3,033	(12)	(235)	2,786
Share of profit from equity accounted investees	61	1	—	62	209	3	—	212
Gross profit	563	5	—	568	1,746	15	—	1,761
Net finance costs	83	(1)	—	82	364	(3)	—	361
Earnings before income tax	428	6	—	434	1,213	18	—	1,231
Deferred tax expense	58	1	—	59	133	3	—	136
Earnings attributable to shareholders	318	5	—	323	885	15	—	900
Total comprehensive income attributable to shareholders	214	5	—	219	1,057	15	—	1,072
Earnings attributable to common shareholders, net of preferred share dividends	279	5	—	284	768	15	—	783
Earnings per common share - basic and diluted	0.51	0.01	—	0.52	1.39	0.03	—	1.42
ii.Reconciliation of the Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended September 30, 2020			9 Months Ended September 30, 2020
	Previously reported	Policy change	Restated	Previously reported	Policy change	Restated
Earnings	318	5	323	885	15	900
Share of profit from equity accounted investees	(61)	(1)	(62)	(209)	(3)	(212)
Adjustments for depreciation and amortization	179	(4)	175	532	(12)	520
Adjustments for net finance costs	83	(1)	82	364	(3)	361
Adjustments for income tax expense	110	1	111	328	3	331
Cash flow from operating activities	434	—	434	1,486	—	1,486
Pembina Pipeline Corporation Third Quarter 2021 43

3. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Ongoing Impact of the COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where events and conditions related to the COVID-19 pandemic are driving significant disruption of business operations and a significant increase in economic uncertainty. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in the Interim Financial Statements.
4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction(1)(2)	Total
Cost
Balance at December 31, 2020	429	9,206	8,907	1,993	1,109	21,644
Additions and transfers	12	98	445	128	(300)	383
Change in decommissioning provision	—	4	6	5	—	15
Disposals and other	(1)	(20)	(14)	(23)	(9)	(67)
Foreign exchange	—	3	5	—	—	8
Balance at September 30, 2021	440	9,291	9,349	2,103	800	21,983

Depreciation
Balance at December 31, 2020	21	1,547	1,118	409	—	3,095
Depreciation	4	143	171	62	—	380
Disposals and other	—	(7)	(10)	(10)	—	(27)
Balance at September 30, 2021	25	1,683	1,279	461	—	3,448

Carrying amounts
Balance at December 31, 2020	408	7,659	7,789	1,584	1,109	18,549
Balance at September 30, 2021	415	7,608	8,070	1,642	800	18,535

Assets subject to operating leases
December 31, 2020	8	300	496	170	—	974
September 30, 2021	8	298	466	163	—	935
(1)    Includes capitalized borrowing costs.
(2)    At September 30, 2021, the movement in Assets Under Construction includes $89 million in assets transferred to net investment lease.
44 Pembina Pipeline Corporation Third Quarter 2021

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			9 Months Ended September 30
($ millions)	September 30, 2021	December 31, 2020	2021	2020 (Restated Note 2)	September 30, 2021	December 31, 2020
Alliance	50	50	81	82	2,421	2,498
Aux Sable	42.7 - 50	42.7 - 50	44	(5)	381	401
Ruby(1)	—	—	13	93	—	—
Veresen Midstream	45	45	57	37	1,368	1,374
CKPC	50	50	—	3	—	—
Cedar LNG	49.9	—	—	—	129	—
Other(2)	50 - 75	50 - 75	3	2	80	104
			198	212	4,379	4,377
(1)    Pembina owns a 50 percent convertible preferred interest in Ruby.
(2)    Other includes Pembina's interest in Grand Valley and Fort Corp.
At September 30, 2021, Pembina had U.S. $1.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three and nine months ended September 30, 2021, Pembina recognized a gain of $48 million and a gain of $5 million (2020: $60 million loss and $78 million gain), respectively.
Cedar LNG Acquisition
On June 4, 2021, Pembina acquired a 49.9 percent interest in a joint venture with the Haisla Nation to develop the Cedar LNG Project, a LNG facility located on the coast of British Columbia within the Douglas Channel on Haisla-owned land. Pembina's investment of $129 million at September 30, 2021 included $76 million of accrued contingent consideration payable on achievement of certain conditions. Under the terms of the agreement, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
Impairment of Equity Accounted Investees
During the nine months ended September 30, 2021, Pembina recognized U.S. $8 million in impairment associated with an advance made to Ruby in January of 2021 and during June 2021, Pembina recognized an impairment charge of $22 million on its interest in Fort Corp. The impairment charge was the result of an assessment triggered by a reduction in the contracted capacity by a key customer on certain Fort Corp assets.
Financing Activities for Equity Accounted Investees
On April 19, 2021, Ruby fully repaid the $16 million outstanding on its term loan.
Pembina Pipeline Corporation Third Quarter 2021 45

6. LEASES
Lessee Leases
Pembina enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include terminals, rail, buildings, land and other assets. Total cash outflows related to leases were $31 million and $96 million, respectively, for the three and nine months ended September 30, 2021 (2020: $34 million and $98 million).
Right-of-Use Assets

($ millions)	Terminals	Rail	Buildings	Land & Other	Total
Balance at December 31, 2020	213	221	121	96	651
Additions and adjustments	2	1	39	18	60
Disposals and other	—	(3)	—	(8)	(11)
Amortization	(16)	(31)	(14)	(9)	(70)
Balance at September 30, 2021	199	188	146	97	630
Lessor Leases
Pembina has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage assets. See Note 4 for carrying value of property, plant and equipment under operating leases. Assets under finance leases include pipelines, terminals, storage assets and office sub-leases.
Maturity of Lease Receivables

As at September 30, 2021
($ millions)	Operating Leases	Finance Leases
Less than one year	145	32
One to two years	142	31
Two to three years	125	31
Three to four years	110	31
Four to five years	108	31
More than five years	752	327
Total undiscounted lease receipts	1,382	483
Unearned finance income on lease receipts		(276)
Discounted unguaranteed residual value		15
Finance lease receivable		222
Less current portion(1)		(9)
Total non-current		213
(1)    Included in trade receivables and other on the Condensed Consolidated Interim Statement of Financial Position.

46 Pembina Pipeline Corporation Third Quarter 2021

7. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at September 30, 2021	Nominal Interest Rate	Year of Maturity	September 30, 2021	December 31, 2020
Loans and borrowings
Senior unsecured credit facilities(1)(3)(4)	3,339	1.26(2)	Various(1)	1,440	1,530
Senior unsecured medium-term notes series 1	—	4.89	2021	—	250
Senior unsecured medium-term notes series 2	450	3.77	2022	450	449
Senior unsecured medium-term notes series 3	450	4.75	2043	447	447
Senior unsecured medium-term notes series 4	600	4.81	2044	597	597
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	499	498
Senior unsecured medium-term notes series 7	600	3.71	2026	602	603
Senior unsecured medium-term notes series 8	650	2.99	2024	648	647
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	660	661
Senior unsecured medium-term notes series 11	800	4.75	2048	841	842
Senior unsecured medium-term notes series 12	650	3.62	2029	654	654
Senior unsecured medium-term notes series 13	700	4.54	2049	712	713
Senior unsecured medium-term notes series 14	600	2.56	2023	599	599
Senior unsecured medium-term notes series 15	600	3.31	2030	597	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	397
Senior unsecured medium-term notes series 3A	50	5.05	2022	50	51
Senior unsecured medium-term notes series 5A	350	3.43	2021	350	350
Total loans and borrowings				10,534	10,876
Less current portion loans and borrowings				(900)	(600)
Total non-current loans and borrowings				9,634	10,276
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	594	—
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2026, a $500 million non-revolving term loan that matures in August 2022, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2022, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2021. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.
(3)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2021 (December 31, 2020: U.S. $250 million).
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for foreign exchange risk management.
On January 25, 2021, Pembina closed a $600 million offering of Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes"). The Series 1 Subordinated Notes have a fixed 4.80 percent interest rate, payable semi-annually, which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada yield plus: (i) 4.17 percent for the period from, and including, January 25, 2031 to, but excluding January 25, 2051; and (ii) 4.92 percent for the period from, and including, January 25, 2051 to, but excluding January 25, 2081. The Series 1 Subordinated Notes are subject to optional redemption by Pembina from October 25, 2030 to January 25, 2031 and on any interest payment date or any interest reset date, as applicable. Pembina may also redeem the Series 1 Subordinated Notes in certain other limited circumstances. Following the occurrence of certain bankruptcy or insolvency events in respect of Pembina, subject to certain exceptions, the Series 2021-A Class A Preferred Shares (as defined below) will be delivered to the holders of the Series 1 Subordinated Notes to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes. Upon delivery of the Series 2021-A Class A Preferred Shares, the Series 1 Subordinated Notes will be immediately and automatically surrendered and cancelled and all rights of any holders of the Series 1 Subordinated Notes will automatically cease. The fair value of the automatic delivery feature was assessed as nominal at inception.
Pembina Pipeline Corporation Third Quarter 2021 47

On April 30, 2021, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures on June 1, 2026.
8. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2020	550	15,644
Share-based payment transactions	—	26
Balance at September 30, 2021	550	15,670
On February 25, 2021, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to commence a normal course issuer bid ("NCIB") that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The program commenced March 2, 2021 and will terminate on March 1, 2022 or on such earlier date as the Company completes its purchases pursuant to the notice of intention. No common shares were purchased by Pembina during the nine months ended September 30, 2021.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2020	122	2,946
Class A, Series 11 Preferred shares redeemed, net of issue costs	(7)	(170)
Class A, Series 13 Preferred shares redeemed, net of issue costs	(10)	(250)
Part VI.1 tax	—	(7)
Balance at September 30, 2021	105	2,519
On January 25, 2021 in connection with the offering of the Series 1 Subordinated Notes, Pembina issued 600,000 Series 2021-A Class A Preferred Shares, to Computershare Trust Company of Canada, to be held in trust as treasury shares to satisfy Pembina's obligations under the indenture governing the Series 1 Subordinated Notes.
On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share.
On June 1, 2021, Pembina redeemed all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares.
48 Pembina Pipeline Corporation Third Quarter 2021

Dividends
The following dividends were declared by Pembina:

9 Months Ended September 30
($ millions)	2021	2020
Common shares
$1.89 per common share (2020: $1.89)	1,040	1,039
Class A preferred shares
$0.92 per Series 1 Class A Preferred Share (2020: $0.92)	9	9
$0.84 per Series 3 Class A Preferred Share (2020: $0.84)	5	5
$0.85 per Series 5 Class A Preferred Share (2020: $0.85)	9	9
$0.82 per Series 7 Class A Preferred Share (2020: $0.82)	8	8
$0.80 per Series 9 Class A Preferred Share (2020: $0.89)	7	8
$0.24 per Series 11 Class A Preferred Share (2020: $1.07)	2	7
$0.59 per Series 13 Class A Preferred Share (2020: $1.07)	6	11
$0.84 per Series 15 Class A Preferred Share (2020: $0.84)	7	7
$0.90 per Series 17 Class A Preferred Share (2020: $0.90)	5	5
$0.88 per Series 19 Class A Preferred Share (2020: $0.92)	7	7
$0.91 per Series 21 Class A Preferred Share (2020: $0.92)	15	15
$0.98 per Series 23 Class A Preferred Share (2020: $0.98)	12	12
$0.98 per Series 25 Class A Preferred Share (2020: $0.98)	10	10
	102	113
On October 5, 2021, Pembina announced that its Board of Directors had declared a monthly dividend of $0.21 per common share in the total amount of $116 million, payable on November 15, 2021 to shareholders of record on October 25, 2021. Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	November 1, 2021	December 1, 2021	$0.306625	3
Series 3	November 1, 2021	December 1, 2021	$0.279875	2
Series 5	November 1, 2021	December 1, 2021	$0.285813	3
Series 7	November 1, 2021	December 1, 2021	$0.273750	3
Series 9	November 1, 2021	December 1, 2021	$0.268875	2
Series 15	December 15, 2021	December 31, 2021	$0.279000	2
Series 17	December 15, 2021	December 31, 2021	$0.301313	2
Series 19	December 15, 2021	December 31, 2021	$0.292750	2
Series 21	November 1, 2021	December 1, 2021	$0.306250	5
Series 23	November 1, 2021	November 15, 2021	$0.328125	4
Series 25	November 1, 2021	November 15, 2021	$0.325000	3
Pembina Pipeline Corporation Third Quarter 2021 49

9. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2021				2020
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	419	183	—	602	428	197	—	625
Fee-for-service(1)	76	36	—	112	55	22	—	77
Product sales(2)(3)	—	—	1,393	1,393	—	—	752	752
Revenue from contracts with customers	495	219	1,393	2,107	483	219	752	1,454
Operational finance lease income	5	1	—	6	3	—	—	3
Fixed operating lease income	27	9	—	36	31	8	—	39
Total external revenue	527	229	1,393	2,149	517	227	752	1,496
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Comparative 2020 period has been restated. See Note 2 to the Interim Financial Statements.

	2021				2020
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	1,207	547	—	1,754	1,206	556	—	1,762
Fee-for-service(1)	248	112	—	360	220	80	—	300
Product sales(2)(3)	—	—	3,827	3,827	—	—	2,074	2,074
Revenue from contracts with customers	1,455	659	3,827	5,941	1,426	636	2,074	4,136
Operational finance lease income	13	1	—	14	11	—	—	11
Fixed operating lease income	85	27	—	112	100	26	—	126
Total external revenue	1,553	687	3,827	6,067	1,537	662	2,074	4,273
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Comparative 2020 period has been restated. See Note 2 to the Interim Financial Statements.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2021			12 Months Ended December 31, 2020
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	289	292	8	223	231
Additions (net in the period)	18	45	63	3	117	120
Revenue recognized from contract liabilities(1)	—	(57)	(57)	(8)	(51)	(59)
Closing balance	21	277	298	3	289	292
Less current portion(2)	(21)	(57)	(78)	(3)	(59)	(62)
Ending balance	—	220	220	—	230	230
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at September 30, 2021, the balance includes $21 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
50 Pembina Pipeline Corporation Third Quarter 2021

Pembina does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
10. OTHER INCOME
For the three and nine months ended September 30, 2021, other income includes $350 million associated with Pembina's termination of the arrangement agreement providing for the proposed acquisition by Pembina of Inter Pipeline Ltd.
11. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2021	2020 (Restated Note 2)	2021	2020 (Restated Note 2)
Interest expense on financial liabilities measured at amortized cost:
Long-term debt	97	91	292	269
Leases	9	9	27	29
Unwinding of discount rate	4	4	12	11
Loss (gain) in fair value of non-commodity-related derivative financial instruments	8	(11)	16	11
Foreign exchange losses (gains) and other	26	(11)	(4)	41
Net finance costs	144	82	343	361
Pembina Pipeline Corporation Third Quarter 2021 51

12. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	527	229	1,393	—	2,149
Inter-segment revenue	39	112	—	(151)	—
Total revenue(3)	566	341	1,393	(151)	2,149
Operating expenses	140	121	—	(74)	187
Cost of goods sold, including product purchases	—	1	1,268	(81)	1,188
Depreciation and amortization included in operations	100	56	13	2	171
Cost of sales	240	178	1,281	(153)	1,546
Realized (gain) loss on commodity-related derivative financial instruments	—	(2)	45	—	43
Share of profit from equity accounted investees	21	23	31	—	75
Unrealized gain on commodity-related derivative financial instruments	—	(45)	(2)	—	(47)
Gross profit	347	233	100	2	682
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	9	4	7	39	59
Other expense (income)	1	10	—	(322)	(311)
Impairment expense	—	—	—	—	—
Reportable segment results from operating activities	337	219	93	276	925
Net finance costs	8	12	2	122	144
Reportable segment earnings before tax	329	207	91	154	781
Capital expenditures	174	26	3	6	209
Contributions to equity accounted investees	—	18	—	—	18

3 Months Ended September 30, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
(Restated Note 2)
($ millions)
Revenue from external customers	517	227	752	—	1,496
Inter-segment revenue	40	84	—	(124)	—
Total revenue(3)	557	311	752	(124)	1,496
Operating expenses	129	99	—	(50)	178
Cost of goods sold, including product purchases	—	3	720	(76)	647
Depreciation and amortization included in operations	103	49	12	2	166
Cost of sales	232	151	732	(124)	991
Realized gain on commodity-related derivative financial instruments	—	—	(7)	—	(7)
Share of profit (loss) from equity accounted investees	56	11	(5)	—	62
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(11)	17	—	6
Gross profit	381	182	5	—	568
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	6	2	9	30	47
Other (income) expense	(4)	—	1	(1)	(4)
Reportable segment results from operating activities	379	180	(5)	(38)	516
Net finance costs (income)	8	5	(7)	76	82
Reportable segment earnings (loss) before tax	371	175	2	(114)	434
Capital expenditures	53	98	10	13	174
Contributions to equity accounted investees	—	28	—	—	28
(1)    Pipelines transportation revenue includes $48 million (2020: $62 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $57 million (2020: $33 million) associated with U.S. midstream sales.
(3)    During the three months ended September 30, 2021 and 2020, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

52 Pembina Pipeline Corporation Third Quarter 2021

9 Months Ended September 30, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	1,553	687	3,827	—	6,067
Inter-segment revenue	120	327	—	(447)	—
Total revenue(3)	1,673	1,014	3,827	(447)	6,067
Operating expenses	409	344	—	(198)	555
Cost of goods sold, including product purchases	—	7	3,463	(257)	3,213
Depreciation and amortization included in operations	312	158	38	6	514
Cost of sales	721	509	3,501	(449)	4,282
Realized (gain) loss on commodity-related derivative financial instruments	—	(2)	166	—	164
Share of profit from equity accounted investees	95	59	44	—	198
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(62)	19	—	(43)
Gross profit	1,047	628	185	2	1,862
Depreciation included in general and administrative	—	—	—	29	29
Other general and administrative	25	11	22	147	205
Other expense (income)	2	10	—	(294)	(282)
Impairment expense	10	22	3	—	35
Reportable segment results from operating activities	1,010	585	160	120	1,875
Net finance costs (income)	23	30	(7)	297	343
Reportable segment earnings (loss) before tax	987	555	167	(177)	1,532
Capital expenditures	352	102	15	13	482
Contributions to equity accounted investees	—	29	1	—	30

9 Months Ended September 30, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
(Restated Note 2)
($ millions)
Revenue from external customers	1,537	662	2,074	—	4,273
Inter-segment revenue	111	243	—	(354)	—
Total revenue(3)	1,648	905	2,074	(354)	4,273
Operating expenses	362	281	—	(132)	511
Cost of goods sold, including product purchases	—	7	2,006	(230)	1,783
Depreciation and amortization included in operations	300	149	37	6	492
Cost of sales	662	437	2,043	(356)	2,786
Realized gain on commodity-related derivative financial instruments	—	—	(60)	—	(60)
Share of profit (loss) from equity accounted investees	173	41	(2)	—	212
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(14)	12	—	(2)
Gross profit	1,159	523	77	2	1,761
Depreciation included in general and administrative	—	—	—	28	28
Other general and administrative	16	7	24	101	148
Other (income) expense	(1)	1	13	(20)	(7)
Reportable segment results from operating activities	1,144	515	40	(107)	1,592
Net finance costs	24	16	2	319	361
Reportable segment earnings (loss) before tax	1,120	499	38	(426)	1,231
Capital expenditures	511	296	34	27	868
Contributions to equity accounted investees	—	69	155	—	224
(1)    Pipelines transportation revenue includes $154 million (2020: $170 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $181 million (2020: $98 million) associated with U.S. midstream sales.
(3)    During the nine months ended September 30, 2021 and 2020, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

Pembina Pipeline Corporation Third Quarter 2021 53

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2019	134	—	(36)	98
Other comprehensive gain before hedging activities	143	—	14	157
Other comprehensive gain (loss) resulting from hedging activities(1)	17	(1)	—	16
Tax impact	(1)	—	—	(1)
Balance at September 30, 2020	293	(1)	(22)	270

Balance at December 31, 2020	48	—	(46)	2
Other comprehensive gain before hedging activities	4	—	—	4
Other comprehensive (loss) gain resulting from hedging activities(1)	(1)	5	—	4
Balance at September 30, 2021	51	5	(46)	10
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve)(Note 14).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
14. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina's financial risks are consistent with those discussed in Note 27 of the Consolidated Financial Statements. Pembina has exposure to counterparty credit risk, liquidity risk and market risk. As at September 30, 2021, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes.
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties and trade payables and other have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	September 30, 2021				December 31, 2020
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	129	—	129	—	53	—	53	—
Financial liabilities carried at fair value
Derivative financial instruments(3)	124	—	124	—	69	—	69	—
Financial liabilities carried at amortized cost
Long-term debt(2)	11,128	—	11,688	—	10,876	—	11,902	—
(1)    The basis for determining fair value is disclosed in Note 3.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
(3)    At September 30, 2021 all derivative financial instruments are carried at fair value through earnings, except for $5 million in interest rate derivative financial assets that have been designated as cash flow hedges.
54 Pembina Pipeline Corporation Third Quarter 2021

Pembina's financial instruments classified in level 2 of the fair value hierarchy are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Derivative instruments
Pembina enters into derivative instruments to hedge future cash flows associated with interest rate, commodity, and foreign exchange exposures. Derivatives are considered effective hedges to the extent that they offset the changes in value of the hedged item or transaction resulting from a specified risk factor. In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are classified as held at fair value through profit or loss ("FVTPL").
The following table is a summary of the net derivative financial instruments, which is consistent with the gross balances:

	September 30, 2021					December 31, 2020
($ millions)	Current Asset	Non-Current Asset	Current Liability	Non-Current Liability	Total	Current Asset	Non-Current Asset	Current Liability	Total
Commodity, power, storage and rail financial instruments	28	94	(109)	(11)	2	11	27	(68)	(30)
Interest rate	—	5	—	—	5	—	1	(1)	—
Foreign exchange	2	—	(3)	(1)	(2)	14	—	—	14
Net derivative financial instruments	30	99	(112)	(12)	5	25	28	(69)	(16)
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to Pembina's derivative instruments are as follows:

($ millions)	Liquids (bpd)	Natural Gas (GJ/d)	Power (GWh)	Foreign Exchange	Interest Rate
As at September 30, 2021
Purchases(1)	—	45,918	6,184	—	—
Sales(1)	10,113	—	—	—	—
Millions of U.S. dollars	—	—	—	172	250
Maturity dates	2022	2022	2040	2022	2025
As at December 31, 2020
Purchases(1)(2)	1,756	73,557	—	—	—
Sales(1)	25,284	—	—	—	—
Millions of U.S. dollars	—	—	—	260	250
Maturity dates	2021	2021	2021	2021	2025
(1)    Barrels per day ("bpd"), gigajoules per day ("GJ/d") and gigawatt hours ("GWh").
(2)    As at December 31, 2020 Pembina had outstanding power purchase derivatives representing approximately 6 megawatt hours.
Pembina Pipeline Corporation Third Quarter 2021 55

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2021	2020	2021	2020
Derivative instruments held at FVTPL(1)
Realized loss (gain)
Commodity-related	43	(7)	164	(60)
Foreign exchange	(2)	—	(10)	4
Unrealized (gain) loss
Commodity-related	(47)	6	(43)	(2)
Foreign exchange	8	(11)	16	11
Derivative instruments in hedging relationships(2)
Unrealized (gain) loss
Interest rate	(1)	—	(5)	1
(1)    Realized and unrealized losses (gains) on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Interim Financial Statements. Realized and unrealized losses (gains) on foreign exchange derivative instruments held at FVTPL are included in net finance costs in the Interim Financial Statements.
(2)     Unrealized losses (gains) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized (gains) losses being reclassified to net finance costs. Refer to Note 13 for amounts reclassified. No (gains) losses have been recognized in net income relating to discontinued cash flow hedges.
Non-Derivative Instruments Designated as Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. As a result, all foreign exchange gains or losses on the debt are reported directly in other comprehensive income.
The following balances of U.S. dollar debt had been designated as hedges:

($ millions)	September 30, 2021	December 31, 2020
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	318	317
Maturity date	2025	2025
56 Pembina Pipeline Corporation Third Quarter 2021

15. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding at September 30, 2021:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(2)	1,010	118	186	155	551
Long-term debt(3)	16,523	1,366	2,382	2,609	10,166
Construction commitments(4)	892	335	48	29	480
Other	543	91	127	68	257
Total contractual obligations	18,968	1,910	2,743	2,861	11,454

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 8 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 12 and 138 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 81 megawatts per day each year up to and including 2045.

(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of most significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2021, Pembina had $166 million (December 31, 2020: $91 million) in letters of credit issued.
Pembina Pipeline Corporation Third Quarter 2021 57

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
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Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com